PRESS RELEASE

Banro Announces Q3 2013 Financial Results

Toronto, Canada – November 12, 2013 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) today announced its financial and operating results for the third quarter of 2013.

HIGHLIGHTS
●	Q3 production of 20,784 ounces of gold (19,347 ounces in Q2 2013)
●	Q3 cash costs of $821/ounce ($789/ounce in Q2 2013)
●	All-in cost of $1,059/ounce ($1,086 in Q2 2013)
●	Revenue in Q3 of $27,133 million from sales of 20,410 ounces of gold (Q2 2013 revenue of $24.5 million from sales of 18,252 ounces of gold)
●	Gross earnings from operations in Q3 of $3.2 million (Q2 2013 gross earnings from operations of $2.5 million)
●
Net loss in Q3 of $3.7 million or $0.01 per share (Q2 2013 net loss of $3.1 million or $0.01 per share) due primarily to a $3.2 million accounting loss on change in fair value of the Company’s issued preference shares during Q3

●	Cash and cash equivalents of $14.8 million at September 30, 2013 ($43.2 million at June 30, 2013)

All dollar amounts in this press release are expressed in thousands of dollars and, unless otherwise specified, in United States dollars.

Q3 2013 SUMMARY

(i) Financial

The table below provides the summary of financial and operating results for the three and nine-months ended September 30, 2013 and 2012 as well as the first and second quarter of 2013:

	YTD 20131	YTD 20121,2	Q3 2013	Q3 20122	Q2 2013	Q1 2013
Selected Financial Data
Revenues	84,786	8,692	27,133	8,692	24,484	33,169
Total mine operating expenses3	(68,078)	(7,990)	(23,912)	(7,990)	(21,951)	(22,215)
Gross earnings from operations	16,708	702	3,221	702	2,533	10,954
Net (loss)income	(456)	(10,435)	(3,671)	(2,794)	(3,054)	6,269
Basic net loss/earnings per share ($/share)	(0.00)	(0.05)	(0.01)	(0.01)	(0.01)	0.03
Key Operating Statistics
Average gold price received ($/ oz)	1,434	14,992	1,329	1,660	1,342	1,621
Gold sales (oz)	59,118	5,123	20,410	5,123	18,252	20,456
Gold production (oz)	59,733	5,435	20,784	5,435	19,347	19,602
All-in cash cost per ounce ($/oz)4	1,093	1,298	1,059	1,298	1,086	1,141
Cash cost per ounce ($/oz)4	817	1,022	821	1,022	789	840
Gold margin ($/oz)4	617	638	508	638	553	816
Financial Position
Cash and cash equivalents	14,827	63,443	14,827	63,443	43,182	17,293
Gold bullion inventory at market value5	4,962	4,133	4,962	4,133	4,521	3,240
Total assets	783,190	618,796	783,190	618,796	757,692	669,424
Long term debt	157,621	153,374	157,621	153,374	156,642	155,664

(1)	For the nine-month periods ended September 30, 2013 and 2012.
(2)	The Company declared commercial production effective September 1, 2012. YTD 2012 and Q3 2012 figures reflect only one month of production revenues and related mine operating expenses.
(3)	Includes depletion and depreciation.
(4)
All-in cash cost per ounce, cash cost per ounce and gold margin are all non-IFRS measures. Refer to non-IFRS measures section of the Q3 2013 MD&A for additional information. All-in cash cost per ounce, cash cost per ounce and gold margin for Q1 2013 have been restated on a production basis as compared to a sales basis in prior periods.

(5)	This represents 3,642 ounces of gold bullion inventory, with a cost of $2,685, shown at the September 30, 2013 closing market price of $1,362.50 per ounce of gold.

●	Revenues during the three-month period were $27,133 compared with revenue of $24,484 for the second quarter of 2013, which was the third full quarter of commercial production at Twangiza.

●
Mine operating expenses, including depletion and depreciation, for the three month period ended September 30, 2013 were $23,912 compared to $21,951 for the second quarter of 2013. Production costs for the third quarter of 2013 were $17,068 compared to $15,265 in the second quarter of 2013.

●	Gross earnings from operations for the third quarter of 2013 were $3,221 (compared to $2,533 for the second quarter of 2013).

●	The net loss of $3,671 for the third quarter of 2013 was driven by a $3,248 accounting loss on change in fair value of the Company’s issued preference shares during the third quarter.

(ii) Operational

●	The Twangiza Gold Mine recorded no serious injuries up to the end of the third quarter of 2013.

●
In the third quarter of 2013, the plant at the Twangiza gold mine processed 266,320 tonnes of ore at an indicated head grade of 2.83 g/t Au and a recovery rate of 82.9% to produce 20,784 ounces of gold. Recoveries have begun to show improvements and are expected to achieve approximately 85% for the rest of the year.

●
During the third quarter, 20,410 ounces of gold were sold at an average gold price of $1,329 per ounce (compared to an average price of $1,342 per ounce obtained during Q2 2013) for total revenues of $27,133 (compared to total revenues of $24,484 during Q2 2013).

●	The Company continues its expansion of the Twangiza plant’s operating capacity from 1.3Mpta to 1.7Mpta with completion on schedule by the end of the fourth quarter of 2013.

(iii) Construction & Development

●
During the third quarter of 2013, the Company spent a further $30,212 in cash for the construction and development of its Namoya gold mine. The total cash spent on the project during 2013 up to the end of the third quarter is $103,877. There remains no material change to the previous forecasted cost to completion of the project disclosed in the Company’s Q2 2013 MD&A.

●	Management continued the optimization of Namoya construction efforts to meet project deadlines.

●	Regarding construction activities, the overall Namoya project stands at 90.6% completion as of the date of the Q3 2013 MD&A. The remaining containers for the project have been shipped and are currently in transit to site. The target for first production at Namoya remains for Q4 2013.

●
Upon further review of the construction progress of the Namoya process plant, a plan has been implemented to fast-track the commencement of the production processes and schedule for the Namoya mine. This plan consists of bypassing the main Namoya run-of-mine (ROM) pad and transporting specifically coarse material directly to two mobile crushers which directly feed (including cement additions) the grasshoppers placed on the heap leach pads for stacking of ore. Stacking commenced late October and spraying of the cyanide on the stacked ore is expected to commence in November. It is now expected that gold production from the Namoya mine in 2013 will be up to 3,000 ounces.

 (iv) Exploration

●
Exploration activities continued to focus on grass root target generation and delineation of new mineral prospects.  The program consisted of gridding, surface geological mapping, soil and stream sediments sampling, rock chip sampling, trenching/channel sampling and auger drilling. Exploration expenditures for the remainder of the year will continue to remain lower than originally planned to focus on core activities, which include the completion of the Namoya project and optimization of the Twangiza plant.

(v) Financing Matters

●
The establishment of credit facilities during the first quarter of 2013 for $30 million was completed with two commercial banks in the DRC, Rawbank and Ecobank, each for $15 million, and at rates of 9% and 8.5% interest respectively.  The Rawbank facility has been renegotiated to be repayable in ten equal monthly installments starting in April 2014 while the Ecobank facility is repayable in four equal quarterly payments from March 31, 2014.

●
In April 2013, the Company announced the closing of its previously announced short-form prospectus offering (the “Offering”) and concurrent private placement (the “Concurrent Offering”). The Offering consisted of 50,219 common shares of the Company priced at C$1.35 per share for gross aggregate proceeds of C$67,795 and 116 series A preference shares of the Company priced at $25.00 per share for gross aggregate proceeds of $2,900. The Concurrent Offering consisted of 1,200 preferred shares of a subsidiary of the Company (the “Subco Shares”) and 1,200 associated series B preference shares of the Company priced at $25.00 per Subco Share and series B preference share for gross aggregate proceeds of $30,000.

●	In July 2013, a further $3 million credit facility was received from Rawbank which bears interest at a rate of 10% and is repayable over 24 monthly installments starting September 2013.

●
The Company secured $20 million in additional funding for completion of the Namoya project and operating expenses for early months of production at Namoya through two sources. A loan from Banque Commerciale du Congo (“BCDC”) amounting to $10 million is repayable commencing February 2014 in ten equal monthly installments of $1 million and a final installment of $384 with an annual interest rate of 8%. The remaining $10 million of loans were secured through the resource fund of Auramet Trading, LLC (the “Auramet loans”), the organization through which the Company sells gold produced from its Twangiza Gold Mine. The Auramet loans are repayable in six monthly physical gold deliveries commencing July 2014 and ending December 2014, through the delivery of 1,558 ounces each month.

●
The Company also negotiated a gold prepayment arrangement which provides for prepayment by Auramet for gold sales to Auramet up to 30 days in advance of gold delivery. The amount of prepayment at any one time will not exceed $7.5 million. This gold prepayment arrangement will be in place until February 2014.

Twangiza Mine

During the third quarter of 2013, gold output increased by 7% as compared to Q2 2013. With the installation of new ore processing equipment (mineral sizer, secondary and tertiary crushers) during the latter part of the second quarter, greater throughputs were observed during the third quarter as a result of this partial completion of the plant expansion. However, plant availability decreased due to the handling of wet sticky material during part of Q3 2013 as compared to Q2 2013.

TWANGIZA MINE	Q3 2013	Q2 2013	Q1 2013

Gold sales (oz)	20,410	18,252	20,456
Gold produced (oz)	20,784	19,347	19,602
Material mined (t)	1,168,875	1,070,462	973,904
Ore mined (t)1	494,535	405,283	492,529
Waste mined (t)	674,340	665,179	482,375
Strip ratio (t:t)2	1.36	1.64	0.98
Ore milled (t)1	266,320	235,730	239,100
Head grade (g/t)3	2.83	2.91	3.04
Recovery (%)	82.9	83.4	84.5
Cash cost per ounce ($US/oz)4	821	789	840
(1) The difference between ore mined and ore milled results from stockpiling of lower grade ore.
(2) Strip ratio is calculated as waste mined divided by ore mined.
(3) Head grade refers to the indicated grade of ore milled.
(4) Cash cost per ounce is a non-IFRS measure. Refer to non-IFRS measures section of the Q3 2013MD&A for additional information.

Cost per tonne material mined	YTD 20131	Q3 2013	Q2 2013	Q1 2013
	($US/t)	$US/t)	($US/t)	($US/t)
Mining Costs	3.1	3.4	2.9	3.0
Processing Costs	7.5	7.3	7.3	7.9
Overhead	4.6	3.9	4.1	6.0
Total cost per tonne material mined	15.2	14.6	14.3	16.9
(1) For the nine-month period ended September 30, 2013

Cost per tonne ore milled	YTD 20131	Q3 2013	Q2 2013	Q1 2013
	($US/t)	($US/t)	($US/t)	($US/t)
Mining Costs	13.4	14.9	13.0	12.2
Processing Costs	32.4	32.0	33.1	32.3
Overhead	20.1	17.2	18.6	24.4
Total cost per tonne ore milled	65.9	64.1	64.7	68.9
(1) For the nine-month period ended September 30, 2013

Cost per ounce produced	YTD 20131	Q3 2013	Q2 2013	Q1 2013
	($US/oz)	($US/oz)	($US/oz)	($US/oz)
Mining Costs	167	191	159	149
Processing Costs	403	410	403	394
Overhead	247	220	227	297
Total cash cost per ounce	817	821	789	840
(1) For the nine-month period ended September 30, 2013

Mining

A total of 1,168,875 tonnes of material were mined during the third quarter of 2013, including a total of 494,535 tonnes of ore mined at a grade of 2.83 g/t Au. The stripping ratio for the period was 1.36, which was lower than the stripping ratio of 1.64 achieved in the second quarter of 2013. Grade control drilling continued as planned with the objective of creating higher confidence levels of the ore body and to facilitate the mine plan for the remainder of 2013.

Processing & Engineering

Although there was a slight increase in production, the process plant at the Twangiza mine experienced numerous challenges with the onset of the rainy season and the resulting material causing various blockages in certain parts of the process.

There were some minor improvements in throughputs during the third quarter as compared with the second quarter of 2013. There was, on various occasions, significant buildup on the primary crusher which caused unexpected delays. During the latter part of the quarter, several buildups of wet and sticky material on the mineral sizer and ROM bin grizzly chokes resulted in difficulty handling clayish material (mudstones). Upon further assessment, management removed the mineral sizer from the circuit and initiated a plan to reposition it parallel to the crushed product discharge conveyor and change the shaft and teeth in order to maximize its material crushing throughput. Higher throughputs have been observed since late in the third quarter.

Recoveries during the third quarter of the year were at an average of 82.9% (compared to 83.4% in Q2 2013) with an indicated head grade of 2.83 g/t Au (compared to 2.91 g/t Au in Q2 2013) and a total of 20,784 (compared to 19,347 ounces in Q2 2013) ounces of gold were produced. During the third quarter, the Company commissioned the four new CIL tanks while at the same time six of the older tanks were taken offline deferring the expected increase in recoveries from the addition of the new tanks to the circuit until the older tanks have been refurbished and added back to the circuit.

Twangiza Plant Optimization and Expansion

Work relating to the Twangiza plant expansion continued through Q3 2013 with the ultimate goal of the process plant improvements being to increase both throughput and recovery rates.

As part of the plant expansion project, the mineral sizer and both secondary and tertiary crushers were replaced with larger and more robust units. These units were installed and operational during the second quarter with the sizer being installed later in June 2013.

The new carbon regeneration kiln has demonstrated continuous improvement of carbon activities and subsequent adsorption while the two new air blowers on the existing carbon-in-leach (“CIL”) circuit have provided increased dissolved oxygen levels as expected. The addition of the four new CIL tanks (which were installed during Q3 2013) followed by the refurbishment and installation of the six original tanks is expected to bring recoveries up toward the 90% range when a throughput capacity of 1.7 Mtpa has been achieved.

All four new CIL tanks have been completed and commissioned while three were brought online during the third quarter of 2013. All six modified tanks have been completed, of which three have been commissioned and are online while the remaining three await the completion and installation of the second elution system.

The second complete (modular) elution system to accommodate the increase in throughput to up to 1.7Mtpa is being manufactured and is expected to be shipped during the fourth quarter, subsequent to which it will be installed and commissioned during the first quarter of 2014 due to delays in manufacturing of the system. This will allow for two parallel streams of processing at the plant and increased gold production.

Sustaining Capital Activities

During the nine months ended September 30, 2013 and subsequently up to the date of the Q3 2013 MD&A, the following progress was made in the key areas indicated below with respect to sustaining capital activities at the Twangiza Gold Mine:

Tailings Management Facility (TMF)

The bulk fill, sand drainage, clay seal and protective waste curtain were simultaneously extended beyond the design height of the two year wall to 2033.5 RL. Bulk filling at the five year wall has since received resource deployment with all waste rock from the mine being utilized to build the dam wall.

De-silting of diversion canals has also commenced to open up drains in preparation for the wet season. A total of 314,936 tonnes of clay/bulkfill material was placed on both the wall and toe and 18,947 tonnes of sand was placed on the two year wall.

Namoya Mine Development

Development activities, which are further summarized below, for the planned open-pit hybrid CIL/heap leach gold mine at Namoya, which are further summarized below, continued through the third quarter of 2013 with the expected completion of the construction efforts in the fourth quarter of 2013. Stacking of ore on the heap leach pads commenced in late October and is expected to result in first gold pouring before the end of the year. The Company has mined 1,024,935 tonnes from its two active pits, Seketi and Mwendamboko, subsequent to the third quarter and approximately 9,208 dry tonnes of ore have been stacked to the date of the Q3 2013 MD&A.

Mining

Mine pit development has commenced at Seketi and stockpiling of low, medium, and high grade ore is currently in process. The mining development at the Mwendamboko pit continued during the third quarter of 2013. Nining at the pit commenced subsequent to the end of the third quarter of 2013. A fence is being erected on the 500 metre blast radius to ensure safe drill and blast procedures. Crushing of mined material, utilizing two mobile crushers, at the heap leach stockpile commenced during late October 2013.

Heap Leach and Solution Management

During the third quarter of 2013, installation of the high-density polyethylene (HDPE) lining of the heap leach pads continued with most leach pads ready to receive the pad gravel (aggregate) drainage blanket and crushed ore. The pregnant and barren solution ponds have been fully completed while the overall solution ponds are 98% complete. Preparation of the first of two carbon-in-solution (CIS) columns and the pregnant feed solution line to the first CIS column is almost complete. As part of the plan to fast-track production, only one CIS Column will be utilized while the second column is being completed.

As crushed material continues to be stacked on the heap leach pads, irrigation of the first cell is expected to commence during the second half of November 2013, and recovery of gold onto activated carbon within the CIS expected shortly thereafter. Gold on carbon is then to be stripped in the main CIL/gravity section of the plant’s carbon treatment facility (comprising of acid wash, elution, carbon regeneration, electrowinning, and the smelt house), which is presently on schedule to be completed in December 2013.

CIL, Gravity, and Other Plant Sections

The ROM wall and primary crusher installation is scheduled to be completed during Q4 2013. The scrubber, secondary and tertiary crushers, and screen circuit is scheduled for completion early

December 2013. The assembly of conveyor systems is ongoing while all electrical systems (including substations and the main circuit control systems) are nearing completion.

Tailings Management Facility (TMF)

All major earthworks for the TMF have been completed with HDPE lining of the raw water dam to be completed in November. The TMF will consist of an initial 620,000 cubic meters earthwall at a 12 metre height with a storage capacity of two years of tailings and is expected to be completed during the end of the fourth quarter of 2013.

Access Roads

The 420 kilometre main access road to Namoya from Uvira has been rehabilitated. Ten bridges have been upgraded, increasing the logistics capacity of freighting materials and equipment to the Namoya site. There is a road construction team that is deployed and will be permanently in place to conduct general maintenance work on the roads to ensure consistent delivery of goods to site via the existing access route.

Personnel

At peak construction there were approximately 2,074 employees, consisting of both construction and operational personnel, to help ensure timely completion of the Namoya mine construction and readiness for commissioning in the fourth quarter of 2013. A recruiting initiative for personnel for the operating phase continued through the third quarter and will continue into the fourth quarter. The Company intends to train personnel and develop appropriate systems in support of the operating phase of the Namoya mine. Demobilization of the construction and erection workforce has commenced with a large contingent expected to be released by the end of 2013. A smaller crew will remain on site through January 2014 for cold and hot commissioning to help address any teething problems that may be experienced as production ramps up.

Exploration

With Banro’s focus being on the enhancements at the Twangiza plant and the development at Namoya, exploration programs have been curtailed with a remaining focus on low-cost exploration activities at both mine sites and sufficient low cost activities at Kamituga and Lugushwa to maintain a presence on the properties.

At Twangiza, field camps were shut down during the third quarter while during prior quarters a small exploration team conducted geological mapping, rock chip sampling and BLEG (bulk leach extractable gold) stream sediment sampling to delineate previously identified anomalies. The focus during Q3 was on reviewing the existing exploration database and target generation for the 2014 exploration program.

At Namoya, encouraging results from an infill drilling program were released (see Banro press release dated July 15, 2013). No regional exploration was conducted during the third quarter with the focus mainly being on supporting the Namoya Mine development through grade control drilling and water supply borehole drilling. The exploration activities during prior quarters of 2013 centered on refining the Namoya geological and mineralization model in preparation of a full mineral resource update.

At Lugushwa, the following exploration programs were undertaken during Q3 2013: auger drilling, trenching, channel sampling, pitting, BLEG, stream sediment sampling and surface mapping. In all, 2,610 auger samples (equivalent to 2,088.50 metres), 228 rock channel samples (representing 220.10 metres), 105 pit samples, 10 BLEG samples and 11 stream samples were collected for Au analysis.

At Kamituga, exploration work during Q3 2013 involved 1,752.8 metres of auger drilling and trenching and sampling at Kibukila, Mobale, G15, and Kiloboze prospects to test near surface mineralization. A total of 22 BLEG and 19 rock samples were also collected for Au analysis. Gridding and soil sampling were also undertaken with the objective of extending the central Kamituga soil grid towards the northeast and southwest of the central grid.

With respect to other regional exploration targets, no ground exploration was undertaken in Q3 2013.

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Conference Call
Banro will host an investor conference call on Wednesday November 13, 2013 at 11:00am EST.

Q3 2013 Financial Results Conference Call Information
Toll Free (North America):         +1 800-446-4472
Toronto Local & International:             +1 905 695-6622

Q3 2013 Financial Results Conference Call REPLAY
Toll Free Replay Call (North America):                   +1 800 408-3053
Toronto Local & International:                                +1 905 694-9451

The conference call replay will be available from 2:00pm EST on Wednesday November 13, 2013 until 11:59pm EST on Wednesday November 27, 2013.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:

Naomi Nemeth
Vice President, Investor Relations
+1 (416) 366-9189
+1-800-714-7938, Ext. 2802
info@banro.com

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof), costs, cash flows and gold recoveries and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2013 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.